SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (AMENDMENT NO. 6)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ELBIT SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, Nominal Value 1.00 New Israeli Shekels per share	M3760D101
(Title of class of securities)
Zvi Firon, Advocate M. Firon & Co., Advocates and Notaries 16 Abba Hillel Silver Road Ramat Gan, Israel 972-3-7540000
(Name, address and telephone number of person authorized to receive notices and communications)

December 20, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. M3760D101		13D/A	Page 2

1		NAME OF REPORTING PERSON:	Michael Federmann
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	19,128,469 [1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	19,105,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,128,469 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45 .46%
14		TYPE OF REPORTING PERSON:	IN

_____________________________
1 The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101		13D/A	Page 3

1		NAME OF REPORTING PERSON:	Federmann Enterprises Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	19,128,469[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	19,105,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,128,469 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45 .46%
14		TYPE OF REPORTING PERSON:	CO

_____________________________
1 The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101		13D/A	Page 4

1		NAME OF REPORTING PERSON:	Heris Aktiengesellschaft
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Liechtenstein
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,836,458
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,836,458
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,836,458
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.12%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. M3760D101		13D/A	Page 5

1		NAME OF REPORTING PERSON:	Beit Federmann Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	19,128,469 [1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	19,105,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,128,469 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.46%
14		TYPE OF REPORTING PERSON:	CO

_____________________________
1 The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101		13D/A	Page 6

1		NAME OF REPORTING PERSON:	Beit Bella Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	19,128,469 [1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	19,105,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,128,469 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45 .46%
14		TYPE OF REPORTING PERSON:	CO

_____________________________
1 The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. 3760D101		13D/A	Page 7

1		NAME OF REPORTING PERSON:	Beit Yekutiel Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	-0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	19,128,469 [1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER:	19,105,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,128,469 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.46%
14		TYPE OF REPORTING PERSON:	CO

_____________________________
1 The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

Explanatory Note

This Amendment No. 6 to the Schedule 13D amends and restates Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to the Schedule 13D previously filed with the Securities and Exchange Commission (collectively, the “Prior Schedule”).

Item 1.     Security and Issuer.

The title and class of equity security to which this Amendment No. 6 to the Schedule 13D relates is ordinary shares, nominal value 1.00 New Israeli Shekels per share (the “Ordinary Shares”), of the Elbit Systems Ltd. (the “Issuer”), a corporation existing under the laws of the State of Israel. The address of the Issuer’s principal executive offices is Advanced Technology Center, Haifa, Israel 31053.

The Ordinary Shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange.

The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.     Identity and Background.

This statement is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. (“FEL”), Heris Aktiengesellschaft (“HF”), Beit Federmann Ltd. (“BFL”), Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”) (collectively, the “Reporting Persons” or the “Federmann Group”). Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel. Mr. Michael Federmann is the Chairman of the Board of Directors of each of FEL (see description below) and Dan Hotels Corp. Ltd., which is principally engaged in the business of operating luxury hotels in Israel. The address of Dan Hotels Corp. Ltd. is 111 Hayarkon Street, Tel Aviv, Israel. Mr. Michael Federmann is also the Chairman of the Board of Directors of the Issuer, which is principally engaged in the development, manufacturing and integration of advanced, high-performance defense electronics systems. The address of the Issuer is set forth in Item 1 above. Mr. Michael Federmann is a citizen of the State of Israel.

FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

HF is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of HF is the holding of investments in private and public companies.

Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its registered offices located at 16 Abba Hillel Silver Road, Ramat Gan, Israel, c/o M. Firon & Co., Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.

During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On December 19, 1999, the Issuer, FEL, HF, Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. (“Elop”) entered into a Merger Agreement (the “Merger Agreement”), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to FEL and HF. The merger transaction contemplated under the Merger Agreement was completed on July 5, 2000.

On July 28, 2004 FEL purchased from Elron Electronic Industries Ltd. (“Elron”) 7,815,448 Ordinary Shares and Associated Rights for an aggregate purchase price of $196.5 million. In order to obtain some of the funds to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron, FEL entered into a loan agreement with Bank Leumi Le’Israel B.M. (the “Lender”), dated July 28, 2004 (the “Loan Agreement”) and two related security agreements with the Lender, each dated July 28, 2004 (each, a “Security Agreement”). A summary of the Loan Agreement is attached hereto as Exhibit 3 and a summary of the Security Agreements is attached hereto as Exhibit 4. The remainder of the purchase price was paid by FEL from its own funds. On April 1, 2007 the Lender and FEL amended the Loan Agreement to increase the loan amount from $60 million to $90 million. This amendment of April 1, 2007 also canceled the Loan Agreement and the amendments thereto of July 18, 2005, December 29, 2005 and April 5, 2006.  As of November 13, 2007, approximately $90 million remains outstanding under the Loan Agreement and the outstanding amount is secured by 4,655,448 Ordinary Shares pledged in favor of the Lender.

The shares so pledged are registered in the name of a trust company which is an affiliate of the Lender (the “Bank Trustee”). The Bank Trustee has granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement.

Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own the Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. Each of the Reporting Persons currently beneficially owns 19,105,448 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

Item 4.     Purpose of Transaction.

On December 27, 2004, the Issuer signed a Share Transfer Deed (the “Original Tadiran Deed”) and a Shareholders Agreement (the “Original Tadiran Shareholders Agreement” and the transactions contemplated by the Original Tadiran Deed and the Original Tadiran Shareholders Agreement, the “Original Tadiran Acquisition”) with Koor Industries Ltd. (“Koor”) regarding the Issuer’s purchase from Koor of the 3,944,276 ordinary shares held by Koor in Tadiran Communications Ltd. (“Tadiran”) for overall consideration of approximately $146 million, based on a purchase price of $37.00 per share (subject to adjustment for dividends and interest). The Original Tadiran Acquisition was to be made in two stages. In “Stage A” (as defined in the Original Tadiran Deed), the Issuer purchased from Koor 1,700,000 ordinary shares of Tadiran. In “Stage B” (as defined in the Original Tadiran Deed), the Issuer was to purchase the balance (an additional 2,244,276 shares) of the Tadiran ordinary shares then held by Koor. On July 6, 2005, the Issuer and Koor entered into amendments to both the Original Tadiran Deed and the Original Tadiran Shareholders Agreement (hereinafter the “Amended Tadiran Deed”, the “Amended Tadiran Shareholders Agreement” and, collectively, the “Amended Tadiran Acquisition Agreements” or the “Amended Tadiran Transaction”). The major revisions in the Amended Tadiran Acquisition Agreements related to the addition of a “new Stage B”. Under the new Stage B the Issuer accelerated the purchase from Koor of 623,115 ordinary shares in Tadiran which represent approximately 5% of Tadiran’s shares, resulting in the Issuer holding a total of approximately 26% of Tadiran’s shares based on Tadiran’s current share capital. Under the Amended Tadiran Deed, the Issuer purchased the balance (an additional 1,621,161 shares) of the Tadiran shares held by Koor under a “new Stage C”. The total consideration for the Amended Tadiran Acquisition remains the same as under the original Tadiran Acquisition.

Concurrently with the signing of the Original Tadiran Acquisition Agreements, Koor signed a Share Transfer Deed with FEL (the “Original Koor - FEL Deed”) and a Shareholders Agreement with FEL and HF (the “New Shareholders Agreement”) relating to the purchase by Koor from FEL of 4,000,000 ordinary shares of the Issuer, representing approximately 9.8% of the Issuer’s issued and outstanding ordinary shares based on the Issuer’s current share capital (the “Koor – FEL Transaction”). (The Original Koor – FEL Deed and the New Shareholders Agreement are referred to as the “Original Koor – FEL Agreements” or the “Original Koor - FEL Transactions”). The total consideration that was to be paid by Koor to FEL under the Original Koor – FEL Transaction was approximately $99 million, based on a purchase price of $24.70 per Issuer share (subject to deductions for dividends paid by the Issuer). Interest is payable for any amounts paid after April 1, 2005.

The Original Koor – FEL Transaction was to be consummated in two stages. “Stage A” (as defined in the Original Koor – FEL Deed) of the Original Koor – FEL Transaction closed concurrently with Stage A of the Tadiran Acquisition. “Stage B” (as defined in the

Original Koor – FEL Deed) of the Original Koor – FEL Transaction was to occur concurrently with the original Stage B of the Tadiran Acquisition, subject to certain exceptions as described in the Original Koor – FEL Deed. Pursuant to Stage A of the Original Koor – FEL Transaction, Koor purchased 2,160,000 ordinary shares, representing approximately 5.3% of the Issuer’s shares (based on the Issuer’s current share capital), and FEL supported the appointment of one director nominated by Koor to the Issuer’s Board of Directors (the “Issuer’s Board”). Under Stage B of the Original Koor – FEL Transaction, Koor was to purchase from FEL an additional 1,840,000 ordinary shares, representing approximately 4.5% of the Issuer’s shares (based on the Issuer’s current share capital), and FEL agreed to support the appointment of an additional director to be nominated by Koor to the Issuer’s Board (such that Koor nominees will consist of not less than 20% of the directors on the Issuer’s Board).

On July 6, 2005, concurrently with the signing of the Amended Tadiran Acquisition Agreement, Koor and FEL entered into amendments to the Original Koor-FEL Deed (the “Amended Koor-FEL Deed”) and to the New Shareholders Agreement (the “Amended Koor - FEL Transaction”). Pursuant to the Amended Koor-FEL Deed, in Stage B Koor purchased 1,000,000 ordinary shares of the Issuer (representing approximately 2.45% of the Issuer’s shares based on the Issuer’s then current share capital) rather than 1,840,000 ordinary shares of the Issuer, as provided in the Original Koor-FEL Deed (representing approximately 4.5% of the Issuer’s shares based on the Issuer’s then current share capital). The closing of Stage B of the Amended Koor-FEL Transaction occurred on August 25, 2005 immediately following the closing of the New Stage B under the Amended Tadiran Acquisition Agreement. The Amended Koor-FEL Transaction was not conditioned on the completion of any stages of the Tadiran Acquisition and the Amended Koor - FEL Transaction was not subject to any conditions precedent.

Following the completion of Stage B of the Amended Koor-FEL Deed, Koor owned 3,160,000 ordinary shares of the Issuer, representing approximately 7.75% of the Issuer’s shares based on the Issuer’s then outstanding share capital. The consideration per share that was paid by Koor to FEL remained the same as under the original Koor-FEL Deed, and the other provisions of the original Koor-FEL Agreements remained substantially the same.

On November 27, 2006, FEL purchased from Koor 50,000 Ordinary Shares for an aggregate purchase price of $1,662,810 (which represents a price per share of $33.26 – the market price of the shares at that time) and subsequently, on November 27, 2006, FEL purchased from Koor, 2,300,000 ordinary shares at a price per share of $30.60 (the “Repurchased Shares”), representing approximately 5.6% of the Issuer’s shares based on the Issuer’s then outstanding share capital. The consideration per Repurchased Share payable by FEL to Koor was $30.60. At the closing, on November 27, 2006, (i) FEL paid Koor the purchase price for 460,000 of the Repurchased Shares and received such shares and (ii) the remaining 1,840,000 Repurchased Shares were registered in the name of FEL and then immediately registered in the name of a trust company (the “FEL Trustee”) and pledged in favor of Koor to secure future payments by FEL as described below. FEL agreed to pay the purchase price for the remaining Repurchased Shares in four equal installments on March 26, 2007, June 26, 2007, September 26, 2007 and December 26, 2007 and issued to Koor a debenture evidencing such payments. Subsequent thereto, FEL and Koor agreed that the last three payments that were due in June, September and December of 2007, would be made in one payment on September 25, 2007. Upon making of the September 25, 2007 payment by FEL, all of the Repurchased Shares were transferred by the FEL Trustee to FEL and the pledge on such shares in favor of Koor was released.

In order to finance the purchase of the Repurchased Shares from Koor, FEL borrowed from Bank HaPoalim an aggregate amount of $50,000,000 pursuant to two loan agreements, dated March 26, 2007 and September 25, 2007, as amended. According to such loan agreements, the loans will be repaid by FEL in quarterly installments commencing on December 26, 2008 and ending on March 25, 2016. In connection thereto, FEL pledged 2,175,000 Ordinary Shares in favor of Bank HaPoalim. The shares so pledged are registered in the name of FEL and deposited with a trust company which is an affiliate of Bank HaPoalim.

Concurrently with the purchase of the Repurchased Shares, FEL and Koor terminated the New Shareholders Agreement and Jonathan Kolber, Koor’s nominee to the Issuer’s Board of Directors, announced his resignation as a director of the Issuer.

Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)     The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of November 13, 2007, each of the Reporting Persons beneficially owns an aggregate of 19,128,469 Ordinary Shares, representing approximately 45.46% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,077,386 Ordinary Shares outstanding as of November 13, 2007, excluding 385,900 Ordinary Shares held in treasury by the Issuer), except for HF which beneficially owns 3,836,458 Ordinary Shares, representing approximately 9.12% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,077,386 Ordinary Shares outstanding as of November 13, 2007, excluding 385,900 Ordinary Shares held in treasury by the Issuer).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

(b)     The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

(c)     On April 18, 2005 FEL and Koor consummated Stage A of the Original Koor-FEL Deed, dated December 27, 2004. Pursuant thereto, FEL sold Koor 2,160,000 Ordinary Shares at a price per share of $24.62. On August 25, 2005, FEL and Koor consummated Stage B of the Amended Koor-FEL Deed. Pursuant thereto, FEL sold Koor

1,000,000 ordinary shares at a price per share of $24.91. On November 27, 2006, FEL purchased from Koor 50,000 Ordinary Shares for an aggregate purchase price of $ $1,662,810 (which represents a price per share of $33.26 – the market price of the shares at that time) and subsequently, on November 27, 2006, FEL bought from Koor, 2,300,000 ordinary shares at a price per share of $30.60. As a result, each of the Reporting Persons beneficially owns 19,128,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

(d)     Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares.

The remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are registered in the name of the Bank Trustee, which is an affiliate of the Lender. The Bank Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL.

2,175,000 of the Repurchased Shares are registered in the name of FEL and deposited with a trust company that is an affiliate of Bank HaPoalim.

Each of the Reporting Persons currently beneficially owns 19,128,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares. The wholly owned subsidiary of the Issuer, however, retains the right to dispose of the Ordinary Shares held by it.

     Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer’s organizational documents that would adversely affect the Lender’s rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

On July 5, 2000, upon consummation of the merger transaction contemplated by the Merger Agreement, Elron, FEL and HF entered into a Registration Rights Agreement which governs the rights and obligations of the parties with respect to the registration of their Ordinary Shares for sale in the United States. Elron’s rights under the Registration Rights Agreement were assigned to FEL on July 28, 2004. A copy of that agreement is set forth on Exhibit 2.

An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer’s organizational documents that would adversely affect the Lender’s rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

Pursuant to the Security Agreements, the remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are pledged to the Lender. Such Ordinary Shares are registered in the name of the Bank Trustee, which is a trust company and an affiliate of the Lender. The Bank Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be released from the pledge and re-registered under the name of FEL.

2,175,000 of the Repurchased Shares are registered in the name of FEL and deposited with a trust company that is an affiliate of Bank HaPoalim.

Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2

Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3

English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4

English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5	English Translation of the Original Koor -FEL Deed, dated December 27, 2004 (Incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5, 2005).

Exhibit 6	English Translation of the Amended Koor-FEL Deed dated July 6, 2005 (Incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the reporting persons on September 19, 2005).
Exhibit 7

English Translation of the Share Transfer Deed, dated November 27, 2006, between Koor and FEL (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 8

English Translation of the Purchase Agreement, dated November 22, 2006, between Koor and FEL (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 9

English Translation of the Debenture, dated November 23, 2006, issued by FEL in favor of Koor (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 10

English Translation of the Trust Agreement, dated November 22, 2006, among FEL, Koor and the FEL Trustee (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 11	English Translation of Letter of Undertaking, dated April 1, 2007, by and among Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.
Exhibit 12	English Translation of Letter of Undertaking, dated March 26, 2007, among FEL and Bank HaPoalim.
Exhibit 13	English Translation of Letter of Undertaking, dated September 25, 2007, among FEL and Bank HaPoalim.
Exhibit 14	English Translation of Debenture, dated March 12, 2007, by and between FEL and Bank HaPoalim, as amended on September 25, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007

/s/ Michael Federmann
     Michael Federmann

FEDERMANN ENTERPRISES LTD.

By: /s/ Michael Federmann

     Name: Michael Federmann

Title: Chairman of the Board

HERIS AKTIENGESELLSCHAFT

By: /s/ Michael Federmann
     Michael Federmann, Attorney in Fact

BEIT FEDERMANN LTD.

By: /s/ Michael Federmann
     Name: Michael Federmann

Title: Director

BEIT YEKUTIEL LTD.

By: /s/ Michael Federmann
     Name: Michael Federmann

Title: Director

BEIT BELLA LTD.

By: /s/ Michael Federmann
     Name: Michael Federmann

Title: Director

SCHEDULE A TO SCHEDULE 13D/A

Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

FEDERMANN ENTERPRISES LTD.

DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors

Bella Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Michael Federmann	87 Hayarkon St. Tel-Aviv, Israel	Chairman of the Board of each of Federmann Enterprises Ltd., Dan Hotels Corp. Ltd. and Elbit Systems Ltd.

Ami Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Irit Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Liora Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Officers

Dov Ninveh	87 Hayarkon St. Tel-Aviv, Israel	Manager

Aharon Beth-Halachmi	87 Hayarkon St. Tel-Aviv, Israel	Manager

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE B TO SCHEDULE 13D/A

Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

HERIS AKTIENGESELLSCHAFT

DIRECTORS AND EXECUTIVE OFFICERS

NAME AND CITIZENSHIP	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors

Praesidial Management Anstalt	Aeulestrasse 38 Fl-9490 Vaduz Fuerstentum Liechtenstein	Management Company

Dr. Lins Alexander Austrian	Aeulestrasse 38 Fl-9490 Vaduz Fuerstentum Liechtenstein	Manager

Michael Federmann	87 Hayarkon St. Tel-Aviv, Israel	Chairman of the Board of each of Federmann Enterprises Ltd., Dan Hotels Corp. Ltd. and Elbit Systems Ltd.

Federmann Enterprises ltd.	87 Hayarkon St. Tel-Aviv, Israel

Officers

None

SCHEDULE C TO SCHEDULE 13D/A

Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT FEDERMANN LTD.

DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors

Bella Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Michael Federmann	87 Hayarkon St. Tel-Aviv, Israel	Chairman of the Board of each of Federmann Enterprises Ltd., Dan Hotels Corp. Ltd. and Elbit Systems Ltd.

Ami Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Irit Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Liora Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Officers

None

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE D TO SCHEDULE 13D/A

Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT BELLA LTD.

DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors

Bella Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Michael Federmann	87 Hayarkon St. Tel-Aviv, Israel	Chairman of the Board of each of Federmann Enterprises Ltd., Dan Hotels Corp. Ltd. and Elbit Systems Ltd.

Ami Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Liora Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Officers

None

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE E TO SCHEDULE 13D/A

Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT YEKUTIEL LTD.

DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors

Bella Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Michael Federmann	87 Hayarkon St. Tel-Aviv, Israel	Chairman of the Board of each of Federmann Enterprises Ltd., Dan Hotels Corp. Ltd. and Elbit Systems Ltd.

Ami Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Liora Federmann	87 Hayarkon St. Tel-Aviv, Israel	Manager

Officers

None

* Each person listed in this Schedule is a citizen of the State of Israel.

EXHIBIT INDEX

Exhibit No.

Exhibit 1

Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2

Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3

English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4

English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5	English Translation of the Original Koor -FEL Deed, dated December 27, 2004 (Incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5, 2005).
Exhibit 6	English Translation of the Amended Koor-FEL Deed dated July 6, 2005 (Incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the reporting persons on September 19, 2005).
Exhibit 7

English Translation of the Share Transfer Deed, dated November 27, 2006, between Koor and FEL (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 8

English Translation of the Purchase Agreement, dated November 22, 2006, between Koor and FEL (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 9

English Translation of the Debenture, dated November 23, 2006, issued by FEL in favor of Koor (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 10

English Translation of the Trust Agreement, dated November 22, 2006, among FEL, Koor and the FEL Trustee (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the reporting persons on December 6, 2006).

Exhibit 11	English Translation of Letter of Undertaking, dated April 1, 2007, by and among Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.
Exhibit 12	English Translation of Letter of Undertaking, dated March 26, 2007, among FEL and Bank HaPoalim.
Exhibit 13	English Translation of Letter of Undertaking, dated September 25, 2007, among FEL and Bank HaPoalim.
Exhibit 14	English Translation of Debenture, dated March 12, 2007, by and between FEL and Bank HaPoalim, as amended on September 25, 2007.